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                                                     Filed by World Access, Inc.
                                                     Commission File No. 0-29782
                                       Pursuant to Rule 425 under the Securities
                                           Act of 1933 and deemed filed pursuant
                                                to Rule 14a-12 of the Securities
                                                            Exchange Act of 1934

                                                    Subject Company: TelDaFax AG

     WORLD ACCESS' CHAIRMAN AND CEO, JOHN D. PHILLIPS, JOINS TELDAFAX BOARD

       World Access' Treasurer, Michael Mies, Is Appointed CFO Of TelDaFax

Atlanta, Georgia - November 6, 2000 - World Access, Inc. (NASDAQ: WAXS) announced today that World Access' Chairman and CEO, John D. Phillips, has been elected to TelDaFax's Supervisory Board and will serve as a director effective immediately. The Supervisory Board is equivalent to the Board of Directors in the United States.

Additionally, Michael F. Mies, Senior Vice President and Treasurer of World Access, has been appointed as CFO of TelDaFax effective immediately, a position that was previously held by Dr. Henning F. Klose, who remains as CEO of TelDaFax.

World Access currently owns 33% of the outstanding shares of TelDaFax and is expecting to launch a tender offer for the remaining shares before the end of the year.

ABOUT TELDAFAXAG

         TelDaFax is a leading facilities-based provider of bundled fixed line, wireless, Internet and e-Commerce services to business and residential customers in Germany. In addition to the call-by-call business, TelDaFax is especially targeting small- and medium-sized enterprises and self-employed persons. The TelDaFax sales organization, with more than 800 service partners throughout Germany guarantees personal service to the more than 80,000 contracted customers. For additional information on TelDaFax, please refer to the company's website at www.teldafax.de.

ABOUT WORLD ACCESS

         World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully-integrated business customer base. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.

         THIS PRESS RELEASE MAY CONTAIN FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE RISKS INCLUDE: POTENTIAL INABILITY TO IDENTIFY, COMPLETE AND INTEGRATE ACQUISITIONS; DIFFICULTIES IN EXPANDING INTO NEW BUSINESS ACTIVITIES;


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         DELAYS IN NEW SERVICE OFFERINGS; THE POTENTIAL TERMINATION OF CERTAIN
         SERVICE AGREEMENTS OR THE INABILITY TO ENTER INTO ADDITIONAL SERVICE AGREEMENTS; AND OTHER RISKS DESCRIBED IN THE COMPANY'S SEC FILINGS, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AS AMENDED, THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000, AS AMENDED, THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2000, AS AMENDED, AND THE COMPANY'S REGISTRATION STATEMENTS ON FORMS S-3 (NO. 333-79097) AND S-4 (NO. 333-37750), ALL OF WHICH ARE INCORPORATED BY REFERENCE INTO THIS PRESS RELEASE.

WORLD ACCESS CONTACT:      MICHELE WOLF
(404-231-2025)             V.P. OF INVESTOR RELATIONS
HTTP://WWW.WAXS.COM

         World Access has filed a proxy statement/prospectus and other relevant documents concerning the transaction with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to: Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, or by telephone request to (404) 231-2025. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

         The participants (as defined in Instruction 3 to Item 4 of Schedule
14A) in the solicitation of proxies from the World Access stockholders for the approval of the transaction include World Access and Walter J. Burmeister, Kirby
J. Campbell, Bryan Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders, Dru A. Sedwick and Lawrence C. Tucker, each a director of World Access. PLEASE SEE WORLD ACCESS' ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, FILED ON MARCH 30, 2000, FOR A DESCRIPTION OF THE WORLD ACCESS SECURITY HOLDINGS OF EACH OF THE WORLD ACCESS DIRECTORS.